4/5/2004

CM 3-31

04018112

SECUR[ITIES AND EXCHANGE CO]MMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 29 2004 SECTION 155 WASH, D.C. PROCESSING

SEC FILE NUMBER
8- 65175

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gravitas, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

145 East 57th Street
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark T. Manzo (212) 809-7171
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Janover Rubinroit, LLC
(Name – *if individual, state last, first, middle name*)

100 Quentin Roosevelt Blvd., Suite 516, Garden City, NY, 11530
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 07 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MARK T. MANZO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GRAVITAS, LLC., as of DECEMBER 31ST, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINANCIAL & OPERATIONS PRINCIPAL

Title

Notary Public

John A. Hagen
Notary Public, State of New York
Registration #01HA6011301
Qualified In New York County
My Commission Expires Aug. 3, 2006

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X Independent Auditors Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GRAVITAS, LLC

* * * * *

FINANCIAL STATEMENTS

DECEMBER 31, 2003

GRAVITAS, LLC

TABLE OF CONTENTS

LONG ISLAND
100 Quentin Roosevelt Blvd.
Suite 516
Garden City
New York 11530
(516) 542-6300
Fax: (516) 542-9021

NEW YORK CITY
845 Third Avenue
New York
New York 10022
(212) 980-2470
Fax: (212) 980-2177

JANOVER RUBINROIT

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Member of
Gravitas, LLC:

We have audited the accompanying statement of financial condition of Gravitas, LLC as of December 31, 2003, pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Gravitas, LLC as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Janover Rubinroit, LLC

March 15, 2004

GRAVITAS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

ASSETS		
Cash	$	22,611
Due from clearing firm		28,478
Clearing deposit		15,000
Loan receivable - Member		12,000
Loan receivable - related party- Q Properties, LLC		80,756
Property and equipment, net of accumulated depreciation of $1,241		10,823
Security deposits		59,300
Prepaid expenses and other current assets		6,486
	$	235,454

LIABILITIES AND MEMBER'S EQUITY		
Liabilities:		
Accounts payable and accrued expenses	$	54,929
Commitments and contingencies		
Member's equity		180,525
	$	235,454

The accompanying notes are an integral part of the financial statements.

GRAVITAS, LLC

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION:

Gravitas, LLC (the "Company") is a Limited Liability Company formed on December 12, 2001 in New York. Effective July 25, 2002, the Company commenced operations as a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and became a member of the National Association of Securities Dealers, Inc. The Company's business is comprised of commission transactions on corporate debt or equity securities.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

Revenue recognition

The Company records commission revenue and related expenses on a trade date basis.

Income taxes

A provision has been made for unincorporated business taxes for applicable local taxes. The Company is a Limited Liability Company with a single member; therefore, the Company's member includes the operations of the Company in his individual income tax return and pays all Federal and applicable state and local taxes associated with the operation of the Company.

Use of *estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Property and equipment

Property and equipment are stated at cost and are depreciated on a straight-line basis over their estimated useful lives.

NOTE 3 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK:

As a securities broker-dealer, the Company engages in various trading and brokerage activities on an agency basis. As a non-clearing broker, the Company has its customers' transactions cleared through other broker dealers pursuant to clearing agreements. Nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions with the clearing broker may expose the Company to risk and potential loss. Substantially all of the Company's cash is held at a clearing broker and other financial institutions. Recognizing the concentration of credit risk that this implies, the Company utilizes a clearing broker that is highly capitalized.

NOTE 4 - CLEARING DEPOSIT:

The clearing deposit of $15,000 consists of money deposited into a capital account with the Company's clearing firm, Sterne, Agee & Leech, Inc.

NOTE 5 - PROPERTY AND EQUIPMENT:

Property and equipment at December 31, 2003 is as follows:

			Useful lives
Office equipment	$	8,064	5 years
Office furniture		4,000	7 years
		12,064	
Less accumulated depreciation		1,241	
	$	10,823	

NOTE 6 - LOAN RECEIVABLE – MEMBER:

The balance represents the amount owed by the Company's single member and is a non-interest bearing loan.

NOTE 7 - NET CAPITAL REQUIREMENT:

The Company is subject to the SEC Uniform Net Capital rule (rule 15c3-1), which requires the maintenance of minimum regulatory net capital and further requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, not exceed 15:1. At December 31, 2003, the Company had regulatory net capital of $11,160 which was $6,160 in excess of its required minimum regulatory net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 4.92:1.

During June 2003, the Company had a net capital violation. Net capital as reported on the Company's second quarter Focus Report was $(15,989), which was $20,989 below its minimum regulatory net capital of $5,000. The Company took the necessary steps to return to positive net capital.

NOTE 8 - COMMITMENTS AND CONTINGENCIES:

Litigation

The Company is, from time to time, a party to litigation arising in the ordinary course of its business. Currently, there are no claims outstanding that management believes is likely to have a material adverse effect upon the financial statements of the Company.

Soft dollar research expenses

The Company has a soft dollar research arrangement with one of its customers whereby these costs are paid for the by the Company.

Leases

In April 2003, the Company moved its office space to a new location under a lease agreement with monthly rent of $3,300. In January 2004, the Company moved its offices (see Note 9).

NOTE 9 - RELATED PARTY TRANSACTIONS:

The Company shares its office space with a related party, whereby the general partner of this related party is the single member of the Company.

During 2003, the Company made a loan to a related party, Q Properties, LLC ("QP"), whereby the general partner of QP is the single member of the Company. The loan bears interest at a rate of 4% per annum. At December 31, 2003, the balance of the loan receivable and accrued interest was $80,000 and $756, respectively.

In January 2004, the Company moved its offices to a building owned by QP. Rent will be $24,000 per month, with the first two months free. The lease term is month-to-month. A rent deposit for this location is $56,000 and is included in security deposits.

NOTE 10 - CONCENTRATION OF RISK:

One customer accounted for approximately 79% of the total commission.